December 24, 2012

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	California Gold Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 26, 2012

File No. 333-179466

Form 10-K for the Fiscal year Ended January 31, 2012

Filed May 2, 2012

File No. 333-134549

Dear Mr. Reynolds:

On behalf of our client, California Gold Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. James D. Davidson, Chief Executive Officer of the Company, dated August 15, 2012 (the “Letter”). The Company concurrently is filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Form S-1 Amendment No. 2 filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2012.

Fee Table

1. We note that you have revised the fee table to reflect the market price as of a recent practicable date of the amended registration statement. The price used in the initial registration statement should continue to be used for those shares registered in the initial filing, and the most recent market price should only be used for those shares added to the registration statement in this amendment. In addition, since the company offering will be conducted at a fixed price, the fee table should reflect that per share price. Lastly, it appears that your calculation of the maximum aggregate offering price for the selling shareholder offering is incorrect. Please revise the fee table accordingly.

Response: In response to the Staff’s comment, the Company has revised the fee table as requested.

Prospectus Cover Page

2. Clearly disclose the fixed price at which the company will offer its shares.

Response: In response to the Staff’s comment, the Company has disclosed the fixed price as requested.

3. We note the disclosure that you may retain the services of a licensed broker/dealer. Please confirm that you will file a post-effective amendment to revise the offering terms if a broker/dealer is retained in conducting this offering. In addition, the table of proceeds to the company should not reflect payments to broker/dealers unless you have retained the services of a broker/dealer.

Response: In response to the Staff’s comment and on behalf of the Company, we confirm that the Company will file a post-effective amendment to revise the offering terms if the Company retains a broker-dealer to conduct its primary offering. Additionally, the Company has removed payments to broker-dealers from the table of proceeds.

Summary, page 1

4. Given that there is no minimum in the company offering, there is no guarantee that any shares will be sold by the company. Therefore, please revise the calculation of the percent of the shares outstanding the resale registration represents on page two to remove the company offering from the outstanding shares. Similarly, provide clear disclosure each time you refer to the shares outstanding after this offering or the use of proceeds to clearly reflect the fact that there is no minimum and there is no guarantee any shares will be sold by the company.

Response: In response to the Staff’s comment, the Company has made the requested revisions.

Selling Shareholders, page 18

5. We note the disclosure in this section that the common stock outstanding as of July 26, 2012 was 254,497,454 shares. Please reconcile with the disclosure in the summary, which reflects 115,951,260 shares of common stock outstanding. In addition, footnote c to the table reflects a different amount of common stock outstanding. Please reconcile throughout the prospectus.

Response: In response to the Staff’s comment, the Company has made the requested revisions.

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6. Please advise us as to whether any of the shares being registered for resale were issued by the company in the March 2012 private placement.

Response: In response to the Staff’s comment, we advise you on behalf of the Company that none of the shares being registered for resale were issued by the Company in the March 2012 private placement.

Use of Proceeds, page 20

7. Please provide a more detailed discussion of the use of proceeds and a more specific allocation of the proceeds. Provide such disclosure in tabular format.

Response: In response to the Staff’s comment, the Company has complied with the Staff’s request for additional use of proceeds disclosure in the requested format.

8. Please revise to discuss the company’s plans if less than the maximum proceeds are received. Provide in tabular format the use of proceeds at 25%, 50%, 75% and 100% of proceeds. In addition, please disclose the use of proceeds if you raise less than 25%.

Response: In response to the Staff’s comment, the Company has complied with the Staff’s request for additional use of proceeds disclosure relating to percentages raised.

9. Please clarify the statement that you may invest the net proceeds temporarily in your discretion until allocated to the use of proceeds specified in the prospectus. We also note a similar statement in the summary.

Response: In response to the Staff’s comment, the Company has clarified that net proceeds may be temporarily invested in money market accounts until applied. This change has been made in both places in the prospectus.

Description of Business, page 30

10. We note your response to comment 14 in our letter dated March 7, 2012. Please revise your disclosure to indicate whether the first $750,000 of exploration program expenditures was completed by August 4, 2012. Also clarify whether the cash payment and share issuance due on the first anniversary of the First Closing occurred.

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Response: In response to the Staff’s comment, the Company has revised its prospectus disclosure to indicate that the first $750,000 of exploration program expenditures was completed and that the first 20% interest in the AuroTellurio Property vested in the Company.

Compliance with Government Regulation, page 33

11. We note your response to comment 17 in our letter dated March 7, 2012 and we reissue the comment. Please describe the effect of existing or probable government regulations on your business. Please revise to specifically disclose how the regulations you have cited will affect your business. For example, it is not clear which other authorities have to authorize mining works and whether your operations will be in or around certain areas or structures, such as villages, dams, etc. Please also disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(ix) and (xi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added the following additional disclosure to the prospectus discussion on Compliance with Government Regulation:

“We will not be required to file any special reports or permit applications to begin our Phase I drilling program and we do not expect that local environmental laws will have any material impact on our business. Additionally, we do not expect the costs and effects of compliance with local environmental laws to be material to our business during the current phase of our development.”

12. The Form 8-K filed on March 23, 2012 refers to a material agreement entered into with American Strategic Minerals Corp. Please disclose the material terms of the agreement and file as an exhibit.

Response: In response to the Staff’s comment, the Company has added disclosure relating to the agreement with American Strategic Minerals Corporation and has filed the agreement as an exhibit to this Amendment.

Executive Officers and Directors, page 38

13. Please disclose period which Mr. Davidson has been an officer of each company listed. In addition, please remove the specific financial information for the companies discussed in this section. For example, we note the annual gold output and market cap of Alacer Gold.

Response: In response to the Staff’s comment, the Company has made the requested changes.

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14. Disclose the amount and percent of time each officer devotes to the company.

Response: In response to the Staff’s comment, the Company has added the requested disclosure.

Executive Compensation, page 44

15. Please include a footnote disclosing all assumptions made in the valuation of the options by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements or discussion in the MD&A. See Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Similarly revise the director compensation table. Lastly, clarify the reference to FASB ASC Codification.

Response: In response to the Staff’s comment, the Company included in the footnotes to the summary compensation table disclosure of all assumptions made in the valuation of the options by reference to a discussion of those assumptions in footnotes to the financial statements. The director compensation table was similarly revised and the reference to FASB ASC Codification was clarified.

16. We reissue comment 21 in our letter dated March 7, 2012. We note the disclosure on page 45 regarding the administrative services agreement with ICS, an affiliate of your COO. We believe such payments would be indirect compensation of your COO and thus should be included in the Summary Compensation Table. Please revise or provide a more detailed analysis as to why you do not believe such payments are compensation to the COO. In particular, we note that the agreement was entered into the same time as Mr. Duggan became the COO and many of the services provided are typical services one would expect from a COO. We also note that while Mr. Duggan only devotes 3-5% of his working time for ICS with the Company and spends 5-10% of his working time as the COO, the compensation received through ICS more than double the salary received directly from the company. In addition, please clarify whether Mr. Duggan founded and/or controls ICS and provide more details about the business of ICS. Also, clarify whether Mr. Duggan is affiliated with any of the other 12 to 15 junior mining companies to whom he provides services.

Response: In response to the Staff’s comment, the Company provides the following information:

The Company believes that its payments to ICS do not constitute indirect compensation to George Duggan, the Company’s COO, and that these payments should not be included in the Summary Compensation Table, for the following reasons:

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In January 2011, the Company entered into an administrative services agreement with Incorporated Communications Services (“ICS”) pursuant to which ICS agreed to provide various administrative and support services to the Company for a fee of $6,000 per month. That agreement, with a detailed listing of the services ICS provides to the Company, was filed with the Commission on August 10, 2011 as Exhibit 10.18 to the Company’s Current Report on Form 8-K.

Under this agreement, ICS provides the Company with the following services that are not provided by its COO:

●	corporate headquarters office space;
●	secretarial;
●	telephone and fax reception, logging and delivery;
●	mailroom services;
●	purchase order and bill payment management [1]
●	provision of bookkeeping system with daily ledger entry;
●	coordination and liaison with the Company’s outside financial consultants who prepare the Company’s quarterly and annual financial reports and with the Company’s independent certified public accounting firm which reviews and audits the Company’s financial statements;
●	Coordination with outside legal counsel;
●	Receipt of and response to investor inquires;
●	Oversight of Company website development; and
●	Preparation of budgets and expenditure reports for the Company’s AuroTellurio exploration program in Mexico, related independent contractor relations and preparation of operational update news releases.

Certain of the functions listed above are performed on behalf of the Company by Rob Rainer, an employee of ICS. Specifically, Mr. Rainer handles all entry level bookkeeping and accounting functions for the Company, including extensive coordination on a regular on-going basis with the Company’s outside accountants, auditors, and other financial reporting professionals. Mr. Rainer serves as liaison with the Company’s legal counsel, Gottbetter & Partners, LLP, with respect to reporting verification relating to the Company’s bank accounts managed directly by the Gottbetter & Partners, LLP, and is responsible for all Company financial controls, as well as billing verification, payment authorizations and day-to-day cash flow management.  Mr. Rainer is also responsible for liaison and verification relating to all financial reporting and all regulatory submissions to the Commission by the Company’s legal representatives, with oversight and assistance from the Company’s Chief Operating Officer, George Duggan, and outside advisors. Additionally, Mr. Rainer is responsible for the functioning of the Company’s website. He is responsible for the all of the computer system operations at ICS, including those computer system functions dedicated to the Company. Mr. Rainer spends approximately 30 to 40 hours of his working time per month on matters relating to the Company. To reiterate, Mr. Rainer is on the payroll of ICS and is not paid by the Company for these services which fall under ICS’ contract with the Company.

___________________________

1 This service is provided specifically by Rob Rainer, an employee of ICS and not on the Company’s payroll.

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As indicated above, ICS receives $6,000 a month under its service agreement with the Company. From this fee, ICS contributes on a pro-rated basis to the monthly salary of four ICS staff members (Mr. Duggan, Mr. Rainer and two secretarial employees who spend an estimated 20 hours each per month in Company related work) for their services performed on behalf of the Company. The monthly fee from the Company is also allocated by ICS on a pro-rated basis to cover office rent, utilities and computer and phone systems and their amortization and active maintenance. Estimated direct staff ICS costs payable on a pro-rated basis from the fees generated through the agreement with the Company are approx. $4,000 per month. Pro-rated office rent, utilities, and amortization and maintenance expenses for computer and phone systems account for the remaining $2,000 of the Company’s monthly fee.

ICS was formed in February 2008 to provide investor, financial and media relations, market development and administrative support services to early stage companies with a focus on the natural resource sector. Mr. Duggan began working for ICS as a Vice President from the date of ICS’ founding in 2008. He did not found ICS and is not a control person or stockholder of ICS. Mr. Duggan is a salaried employee of ICS and does not receive commissions based on the business that he services for ICS.

In his capacity as Vice President of ICS, Mr. Duggan is currently responsible for servicing approximately 12 to 15 junior mining companies that are clients of ICS. For these companies Mr. Duggan’s services include, but are not limited to, budget control, check writing and expense payment, writing and editing press releases, writing, researching and editing marketing materials, preparing marketing budgets, analyzing marketing results, positioning companies for upcoming speeches and presentations, website writing and editing, and planning and organizing client company tours and travel arrangements for analysts and newsletter editor meetings. Mr. Duggan is not affiliated with any of the other junior mining companies to whom he provides services.

Mr. Duggan spends approximately 90% of his working time in his role as Vice President of ICS servicing its clients other than the Company. He spends approximately 8% to 10% of his working time for ICS, primarily managing ICS’ relationship with the Company. According to ICS, annual revenues generated from ICS’ contract with the Company equal approximately 5% of ICS’ aggregate annual revenues.

As an employee of ICS, Mr. Duggan’s main role vis a vis the Company is one of management oversight, to ensure that all Company communications and project work is being handled properly by ICS staff appointed for contract designated functions, and to update ICS staff as needed with respect to new or larger CLGL assignments or projects.

Mr. Duggan was hired by the Company on January 1, 2011, to serve as its Chief Operating Officer. As Chief Operating Officer of the Company, Mr. Duggan’s role is focused on budgetary planning, corporate exploration management with respect to the Company’s joint venture with Mexivada Mining Corporation in Mexico, planning the requirements for new financings, and supervision of designated staff (both at ICS, and Company staff engaged in exploration field work). In his capacity as Chief Operating Officer of the Company, Mr. Duggan monitors and controls the Company’s budgets, both general corporate and exploration program specific, and monitors and controls the Company’s effective use of cash. Mr. Duggan maintains a variety of financial relationships in connection with servicing the Company’s capital requirements and financing needs. Also, with the company’s focus on its current gold and tellurium project in Mexico, Mr. Duggan closely monitors the gold and tellurium markets for positive or negative impact on the Company and its ongoing stock price performance in the capital markets.

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Based on these factors, the Company believes that the fees it pays ICS are correctly and directly attributed to the services provided to the Company by ICS and should not be considered indirect compensation of Mr. Duggan in his capacity as Chief Operating Officer of the Company.

Additionally, the Company believes that because (i) the fees that the Company pays ISC are a very small percentage of ICS’ gross revenues, (ii) ICS provides substantive, cost allocable services for those fees and (iii) the amount of time that Mr. Duggan devotes to the Company in his capacity as Vice President of ICS is very little compared to the amount of time he spends servicing other ICS clients, if a certain amount of the fees the Company pays to ICS could be allocated to Mr. Duggan’s compensation by the Company, that amount would be di minimus and not material to the decision making process of a reasonable, rational investor.

Certain Relationship and Related Transactions, page 48

17. We reissue comment 22 in our letter dated March 7, 2012. Please include all of the transactions required to be disclosed by Item 404 of Regulation S-K. We continue to note disclosure in the footnotes to the financial statements that are not reflected in this section or that are inconsistent with the disclosure in this section. In addition, for the debt transactions provide the disclosure required by Item 404(a)(5) of Regulation S-K. In addition, provide the disclosure for the related party transactions from the January 31, 2010 fiscal year end, as the financial statements were included in the initial registration statement.

Response: In response to the Staff’s comment, the Company has updated and revised this disclosure as required.

18. Please disclose the nature of the relationship of each related party to the company. Also, rather than use the abbreviation G&P, clearly disclose the identity of the related party

Response: In response to the Staff’s comment, the Company has added a paragraph to the “Loans to the Company” subsection of the “Certain Relationships and Related Transactions” section of the registration statement disclosing the relationships of the related parties.

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Legal Matters, page 57

19. We reissue comment 25 in our letter dated March 7, 2012. Please provide the disclosure required by Item 509 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added the required Item S-K 509 disclosure.

January 31, 2012 Annual Financial Statements, page F-3

Notes to Consolidated Financial Statements, page F-7

Note 6- Derivative Liabilities, page F-14

20. Please revise to separately disclose the assumptions used to estimate the fair value of the warrants as of each balance sheet date. Also tell us and revise to disclose how you determined the risk free rate for purposes of valuing the warrants.

Response: In response to the Staff’s comment, we note that the Company has revised and expanded Note 6, Derivative Liabilities, to its unaudited consolidated financial statements for the period ended October 31, 2012, as filed with the Commission on December 17, 2012 and as included in the Amendment. This Note was revised to disclose the assumptions used to estimate the fair value of the warrants as of each balance sheet date and of the risk free rate determination for purposes of valuing the warrants. This disclosure can be found at the end of Note 6. The Company will include these disclosures as of each balance sheet date in future periodic filings with the Commission.

April 30, 2012 Interim Financial Statements, page F-24

Notes to Consolidated Financial Statements, page F-27

Note 4 – Mining Rights, page F-28

21. We note in your response to prior comment 28 of our letter dated March 7, 2012 that the first $750,000 investment in the exploration program must be completed by August 4, 2012. Please revise to include a subsequent events footnote to disclose whether the first $750,000 investment in the exploration program was completed by August 4, 2012. To the extent that the investment was not completed by that date also discuss the resulting effects, if any.

Response: In response to the Staff’s comment, we note that the Company has added disclosure to Note 10, Commitments and Contingencies (last paragraph), to its unaudited consolidated financial statements for the period ended October 31, 2012, as filed with the Commission on December 17, 2012 and as included in the Amendment, indicating that the Company completed the first year $750,000 exploration program investment in a timely fashion.

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Form 10-K for the Fiscal Year Ended January 31, 2012

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Mineral Rights, Exploration and Development Costs

22. We note your response to prior comment 27 of our letter dated March 7, 2012 and see that you have provided amended policy note disclosures related to your mineral property costs in the financial statements included in your Amended Form S-1 at page F-8, however you have not carried over these disclosures in your financial statements included in your Form 10-K for the year ended January 31, 2012. Please confirm that you will include these amended disclosures in future periodic filings.

Response: In response to the Staff’s comment, we note that the Company has added disclosure to Note 3, Summary of Significant Accounting Policies, to its unaudited consolidated financial statements for the period ended October 31, 2012, as filed with the Commission on December 17, 2012 and as included in the Amendment, related to the Company’s mineral property costs. This disclosure will be included in the Company’s future periodic filings made with the Commission.

Item 15. Recent Sales of Unregistered Securities

23. The financial statements reflect the issuance in the year ended January 31, 2011 of 41,478,285 shares of common stock and 22 million shares of preferred stock in a private placement. They also reflect 16 million shares of common stock issued in the year ended January 31, 2012. This information appears inconsistent with the disclosure in this section. Similarly, disclosure in the footnotes to the financial statements is not consistent with the disclosure in this section. Please reconcile or advise.

Response: In response to the Staff’s comment, the Company has revised Item 15. Recent Sales of Unregistered Securities to reconcile the disclosure there to its financial statements and disclosures in the footnotes to the financial statements in the years ended January 31, 2012 and 2011.

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Exhibits

24. We note your response to comment 31 in our letter dated March 7, 2012. Please file the agreement with MPX Geophysics in its entirety. We note that it is missing exhibits, schedules and/or attachments. In addition, please file the agreement as an exhibit to the Form S-1 or incorporate it by reference.

Response: In response to the Staff’s comment, the Company has added as Exhibit 10.26 the MPX Geophysics agreement in its entirety, with schedules.

25. We partially reissue comment 32 in our letter dated March 7, 2012. We are unable to locate Exhibit 4.4 as currently incorporated by reference. Exhibit 4.5 to the Form 10-K filed on May 17, 2011 is a Form of 0% Convertible Promissory Note of the Registrant dated September 16, 2010, which is not what is listed in the exhibits index.

Response: In response to the Staff’s comment, we note that Exhibit 4.4, “Form of 0% Promissory Note of the Registrant dated September 9, 2009 through December 10, 2009,” has been renumbered as Exhibit 4.3 and has been filed as an exhibit to the Amendment. Additionally, the form of 10% promissory note dated December 10, 2009 has been added as a new Exhibit 4.4 and filed with the Amendment.

26. Please revise your legality opinion to clarify that the reference to the laws and regulations of Nevada include the judicial decisions interpreting those laws and regulations. In addition, please include the address of counsel who provided the legality opinion, as required by Schedule A(23) of the Securities Act of 1933.

Response: In response to the Staff’s comment, the legality opinion has been revised as requested.

27. We note your response to comment 36 in our letter dated March 7, 2012 and we reissue the comment. Please file the executed agreements.

Response: In response to the Staff’s comment, we note that the only exhibits filed as “forms of” are promissory notes and related loan agreements, private placement forms of warrant and subscription agreement and 2007 Option Plan form of grant agreement. With respect to the promissory notes and related loan agreements, the details of each of the actual loans and related notes are discussed in the body of the prospectus. Similarly, with respect to the Company’s two private placements, the only difference between the form of the document and the actual executed document is the name of investor listed on the document and the amount of investment. The Company believes that there would be no additional material information or added benefit provided to prospective investors by providing each of the executed documents rather than the form of document. For this reason, the Company asks that the Commission consider the Company’s response to this comment sufficient.

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28. Please amend your Form 10-K for the year ended January 31, 2012 to comply with the comments issued on the Form S-1, both in this letter and in the initial letter, as applicable. For example and without limitation, we are unable to locate the disclosure regarding the qualifications of the directors to serve as directors, as required by Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, we request on behalf of the Company that the Commission permit the Company to make the requested changes in future periodic filings with the Commission and that the Company not be required to amend its Form 10-K for the year ended January 31, 2012. The Company has already made certain requested changes to its periodic report on Form 10-Q for the nine months ended October 31, 2012 filed with the Commission on December 17, 2012, and certain of the Form 10-K changes, such as the disclosure regarding director qualifications, have been added to the Amendment. The Company believes that amending its Form 10-K for the year ended January 31, 2012 would provide minimal material benefit to prospective investors being that the added information is available in other documents filed with the Commission. Additionally, being that the Company is currently focused on raising additional capital primarily to fund its exploration and Phase I drilling program at its AuroTellurio property in Mexico, the application of scarce financial resources to amending a historical report that would not provide new material information to the public would not be the best use of those resources. For these reasons, the Company requests the Commissions consideration in this matter.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:	Pamela Howell, Special Counsel; Ronald E. Alper, Staff Attorney

Securities and Exchange Commission

James D. Davidson, Chief Executive Officer

California Gold Corp.

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